UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

HAIGHTS CROSS OPERATING COMPANY
(Name of Applicant)

10 New King Street, Suite 102
White Plains, NY 10604
(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
Floating Rate Senior Secured Notes Due 2013	$100,000,000 Aggregate Original Principal Amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

Paul Crecca, President and Chief Executive Officer
Haights Cross Operating Company
10 New King Street, Suite 102
White Plains, NY 10604
(914) 289-9400
(Name and address of Agent for Service)

With copies to:

Philip J. Flink, Esq.
Brown Rudnick LLP
One Financial Center
Boston, Massachusetts 02111

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file an exhibit to the Application. Accordingly, this Amendment consists only of the facing page and this explanatory note. All information in the Application is unchanged and has been omitted.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Haights Cross Operating Company, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of White Plains and State of New York, on the 7th day of December 2009.

(Seal)		Haights Cross Operating Company

Attest:	/s/ Isabelle Greenfield	By:	/s/ Mark Kurtz
	Name: Isabelle Greenfield	Name:	Mark Kurtz
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A
Certificate of Incorporation of Haights Cross Operating Company, in effect as of the date hereof, incorporated by reference to Exhibit 3.3 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3B
Bylaws of Haights Cross Operating Company, in effect as of the date hereof, incorporated by reference to Exhibit 3.4 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3C**	Form of Indenture between the Company and Wells Fargo Bank, N.A.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Disclosure Statement.

Exhibit T3E-2**	Ballots.

Exhibit T3F**
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

*	Filed herewith.

**	Previously filed.